EXHIBIT 99.2
Annual and Special Meeting of Shareholders of
TC Energy Corporation (“TC Energy”)

June 4, 2024

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TC Energy to hold office until the next annual meeting of shareholders of TC Energy, or until their successors are earlier elected or appointed. The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Against	# Votes Against
Cheryl F. Campbell	658,934,044	99.08	6,091,745	0.92
Michael R. Culbert	659,109,877	99.11	5,915,912	0.89
William D. Johnson	647,343,103	97.34	17,682,684	2.66
Susan C. Jones	659,081,705	99.11	5,944,056	0.89
John E. Lowe	657,370,876	98.85	7,654,409	1.15
David MacNaughton	657,348,037	98.85	7,676,854	1.15
François L. Poirier	659,677,771	99.20	5,347,675	0.80
Una Power	655,905,364	98.63	9,120,083	1.37
Mary Pat Salomone	652,193,177	98.07	12,832,269	1.93
Indira Samarasekera	656,142,517	98.66	8,882,928	1.34
Siim A. Vanaselja	655,011,540	98.49	10,013,404	1.51
Thierry Vandal	656,168,396	98.67	8,857,229	1.33
Dheeraj “D” Verma	657,340,753	98.84	7,684,873	1.16

2.Appointment of Auditor

By a resolution passed via ballot, KPMG LLP, Chartered Professional Accountants, were appointed as auditor of TC Energy until the close of the next annual meeting of shareholders of TC Energy, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
640,326,854	93.24	46,460,250	6.76

3.The Arrangement Resolution

A special resolution, the full text of which is set forth in Schedule A of the Management Information Circular of TC Energy dated April 10, 2024 (the “Circular”), to approve a plan of arrangement under section 192 of the Canada Business Corporations Act, pursuant to which, among other things, TC Energy shareholders will receive one newly issued common share of TC Energy and 0.2 of a common share in a new public company called “South Bow Corporation” in exchange for each common share of TC Energy held.

The special resolution, passed via ballot, was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
644,053,784	96.85	20,972,667	3.15

4.The South Bow Shareholder Rights Plan Resolution

By resolution passed via ballot, the shareholder rights plan for South Bow Corporation, as set forth in Schedule B of the Circular was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
628,188,470	94.46	36,837,579	5.54

5.Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, TC Energy’s approach to Executive Compensation was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
640,895,659	96.37	24,130,789	3.63

6.Shareholder Proposal

By resolution passed via ballot, the shareholder proposal submitted by the Salal Foundation requesting TC Energy commission an independent assessment on its practices relating to obtaining Free, Prior and Informed Consent on its projects, as set forth in Schedule M of the Circular, was not approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
59,783,497	8.99	605,240,838	91.01